EXHIBIT 99.1

Innovation Award to Volvo Penta IPS

GOTEBORG, Sweden, Oct. 13, 2005 (PRIMEZONE) -- Volvo Penta IPS was awarded ``The Best Technological Innovation Trophy" at the international boat show currently being held in Genoa, Italy.

Each year the Italian boating magazine Vela e Motore awards the most important innovation in the marine industry.

This year the award recognized Volvo Penta's renowned drive system for boats, the Volvo Penta IPS (Inboard Performance System), which was launched at the beginning of 2005 and has already previously been selected for awards, for example, in the US.

Volvo Penta IPS includes steerable drive units and pulling propellers. The system replaces traditional shaft installations and is used in boats in the 35 to 50 foot class.

Compared with shaft installations, boats with Volvo Penta IPS provide improved features in all respects, in terms of performance, comfort, fuel consumption and impact on the environment.

New boat models equipped with Volvo Penta IPS are being launched successively during the autumn and many of these were premiere showcased at the Genoa boat show. In Italy alone, ten well-known builders are installing Volvo Penta IPS in their boats.

High resolution picture: http://www.volvo.com/NR/rdonlyres/64EA299B-9B63-467E-B0A7-A03477E14042/0 /IPS500_twin_highres.jpg

Volvo Penta is a world-leading and global manufacturer of engines and complete power systems for both marine and industrial applications with more than 5,000 dealers in over 130 countries. The engine program comprises diesel and gasoline engines with power outputs of between 10 and 2,000 hp. Volvo Penta is part of the Volvo Group, one of the world's leading manufacturers of trucks, buses and construction equipment, drive systems for marine and industrial applications, aerospace components and services. The Group also provides complete solutions for financing and service.

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CONTACT:  AB Volvo Penta
          Ann-Charlotte Emegard
          phone: +46 31 66 84 18
          E-mail: ann-charlotte.emegard@volvo.com